Exhibit 8.0

Significant subsidiaries of the Company

Subsidiary	Percent of Ownership	Jurisdiction
Lipman U.S.A., Inc.	100%	United States (New York)
Lipman Elektronik ve Danismanlik Ltd	100%	Turkey
Dione Ltd.	100%	England
Lipman do Brazil Ltda.*	100%	Brazil

*	Comprised of two companies: Lipman do Brasil Serviço de Automação Comercial Ltda. and Lipman do Brasil Comercio de Produtos Eletrônicos Ltda., which, for the purpose of this list, are viewed by us as a single company.